Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2022, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”) and our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2021 appearing in our Annual Report on Form 20-F for the year ended December 31, 2021 (our “Annual Report”) and Item 5 — “Operating and Financial Review and Prospects” of that Annual Report.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “Innoviz”, “the Company” and “our company” refer to Innoviz Technologies Ltd.

Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States Federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth  Item 3.D. “Risk Factors in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

We are a leading provider of high-performance, solid-state LiDAR and perception solutions that bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a complete and comprehensive solution for OEMs and Tier-1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles, buses trucking, and other industries that require 3-dimensional high-resolution sensors. Our unique LiDAR and perception solutions, feature technological breakthroughs across core components. In addition, our solutions can enable safe autonomy for other industries, including drones, robotics, construction and other industrial applications, agriculture, smart city, smart infrastructures, security and mapping.

We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. We have a design win from 2018, to power BMW’s Level 3 autonomous platform.

In addition, we were recently selected by CARIAD SE to be its direct LiDAR supplier for the segment of Automated Vehicles within the Volkswagen brands. The selection, our third major design win, followed more than two years of extensive diligence and qualification.

Business Combination

On December 10, 2020, Innoviz entered into the Business Combination Agreement with Collective Growth Corporation, Perception Capital Partners LLC, Antara Capital LP and Hatzata Merger Sub, Inc. (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into Collective Growth Corporation, with Collective Growth Corporation surviving the merger (the “Business Combination”). Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on April 5, 2021, Collective Growth Corporation became a wholly owned subsidiary of Innoviz.

COVID-19 Impact

The COVID-19 pandemic has created and continues to create delays in obtaining materials and components from our suppliers located in different parts of the world which have, in some instances, led to delays in the delivery of our products and have increased the time needed to build our equipment. In addition, we may face increased costs related to delays in production due to supplier and manufacturer delays.

Our executive offices and research and development and manufacturing locations have been, and may continue to be, impacted due to national and regional government declarations requiring closures, quarantines and travel restrictions, mainly in China and Japan. The COVID-19 pandemic is also adversely affecting our customers’ business operations. The extent of the continued impact of the coronavirus pandemic on our operational and financial performance will depend on various future developments, including the impact of the COVID-19 pandemic on our customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. We expect the COVID-19 pandemic to adversely impact our revenue and results of operations but are unable to predict at this time the size and duration of this adverse impact.

Results of Operations

The results of operations presented below should be reviewed together with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2022, appearing elsewhere in this Report, and our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing in our Annual Report.

The following table sets forth our consolidated results of operations data for the periods presented:

	Six Months Ended June 30,
	(Unaudited)
	2022	2021
Revenues	$3,571	$1,735
Cost of Revenues	(6,084)	(3,536)
Gross Loss	$(2,513)	$(1,801)
Operating Expenses:
Research and Development	44,700	48,822
Selling and Marketing	5,381	17,181
General and Administrative	9,744	24,427
Total Operating Expenses	59,825	90,430
Operating Loss	(62,338)	(92,231)
Financial Income (Expenses), net	4,040	(907)
Loss before Taxes on Income	(58,298))	(93,138)
Taxes on Income	(48)	(72)
Net Loss	$(58,346)	$(93,210)
Basic and Diluted Net Loss per Ordinary Share	$(0.43)	$(1.37)
Weighted Average Number Of Ordinary Shares Used In Computing Basic And Diluted Net Loss Per Ordinary Share	134,607,839	71,458,394

Comparison of the Six Months Ended June 30, 2022 and 2021

Revenues

	Six Months Ended June 30,		Change	Change
	2022	2021	$	%
	(In Thousands)	(In Thousands)	(In Thousands)

Total Revenues	$3,571	$1,735	$1,836	106%

Revenues increased by approximately $1.8 million, or 106%, to approximately $3.6 million for the six months ended June 30, 2022, from approximately $1.7 million for the six months ended June 30, 2021.

The increase in revenues was primarily related to InnovizOne, which contributed $3.6 million in revenues during the six months ended June 30, 2022 compared to $1.7 million in revenues during the six month ended June 30, 2021.

	Six Months Ended June 30,		Change	Change
	2022	2021	$	%
	(In Thousands)	(In Thousands)	(In Thousands)
Cost of Revenues	$6,084	$3,536	2,548	72%

Gross Margin	(70)%	(104)%

Cost of Revenue and Gross Margin

Cost of revenues increased by approximately $2.5 million, or 72%, to approximately $6.1 million for the six months ended June 30, 2022, from approximately $3.5 million for the six months ended June 30, 2021.

The increase in cost of revenues was primarily due to an increase in revenue. Gross margin increased to approximately (70)% for the six months ended June 30, 2022, from approximately (104)% for the six months ended June 30, 2021 due to the maturity of our production line and the increased yields.

Operating Expenses

	Six Months Ended June 30,		Change	Change
	2022	2021	$	%
	(In Thousands)	(In Thousands)	(In Thousands)

Research and development	$44,700	$48,822	$(4,122)	(8)%
Selling and marketing	5,381	17,181	(11,800)	(69)%
General and administrative	9,744	24,427	(14,683)	(60)%

Total Operating Expenses	$59,825	$90,430	$(30,605)	(34)%

Research and Development

Research and development expenses decreased by approximately $4.1 million, or 8%, to approximately $44.7 million for the six months ended June 30, 2022, from approximately $48.8 million for the six months ended June 30, 2021.

The decrease was primarily attributable to stock-based compensation related to the Business Combination. The decrease was partly offset by an increase in headcount, which is mainly due to recruitment of additional engineers to develop the InnovizTwo product.

Sales and Marketing

Sales and marketing expenses decreased by approximately $11.8 million, or 69%, to approximately $5.4 million for the six months ended June 30, 2022, from approximately $17.2 million for the six months ended June 30, 2021.

The decrease was primarily attributable to stock-based compensation related to the Business Combination. The decrease was partly offset by increases in headcount and marketing expenses.

General and Administrative

General and administrative expenses decreased by approximately $14.7 million, or 60%, to approximately $9.7 million for the six months ended June 30, 2022, from approximately $24.4 million for the six months ended June 30, 2021.

The decrease was primarily attributable to stock-based compensation and transaction costs related to the Business Combination. The decrease was partly offset by an increase in headcount, which is related to the Company becoming a public company.

Financial Income (Expenses), net

	Six Months Ended June 30,		Change	Change
	2022	2021	$	%
	(In Thousands)	(In Thousands)	(In Thousands)
Financial Income (Expenses), net	$4,040	$(907)	$4,947	545%

Financial income was $4.0 million for the six months ended June 30, 2022, compared to financial expenses of $0.9 million for the six months ended June 30, 2021.

The change from financial expenses for the six months ended June 30, 2021 to a financial income for the six months ended June 30, 2022 was primarily related to exchange rate differences of $3.3 million arising from our Israeli New Shekel (“ILS”) denominated lease liabilities under ASC 842 (the ILS was devaluated compared to the U.S. dollars (“USD”) during the six months ended June 30, 2022), in addition to warrants liability revaluation income of $0.8 million for the six months ended June 30, 2022 compared to $0.8 million revaluation loss for the six months ended June 30, 2021.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in those countries in which we operate (primarily the ILS) may affect the results of our operations. In the six months ended June 30, 2022, approximately 94% of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the six months ended June 30, 2022, the value of the USD appreciated against the ILS by approximately 12.5%. Our most significant foreign currency exposures are related to our operations in Israel. The Company hedges its anticipated exposure by exchanging USD into ILS in amounts sufficient to fund 3-4 months of operations and monitors foreign currency exchange rates over time.

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and meet our liquidity requirements. We invest in bank deposits and marketable securities, mainly in USD.

Our cash and cash equivalents are exposed to market risk related to changes in interest rate, which is affected by changes in the general level of the Bank of Israel interest rates and United States Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents, bank deposits and restricted bank deposits or on our financial position or results of operations.

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the six months ended June 30, 2022.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
	2022	2021
	(In Thousands)	(In Thousands)
Net Cash used in Operating Activities	$(50,109)	$(36,836)
Net Cash provided by (used in) Investing Activities	77,394	(197,132)
Net Cash provided by Financing Activities	293	340,405
Effect of exchange rate changes on Cash, Cash Equivalents and Restricted Cash	(1,122)	20

Net Increase in Cash, Cash Equivalents and Restricted Cash	$26,456	$106,457

Operating Activities

During the six months ended June 30, 2022, operating activities used approximately $50.1 million. The primary factors affecting operating cash flows during the six months ended June 30, 2022 were the net loss of approximately $58.3 million, impacted by non-cash charges of approximately $8.2 million consisting of stock-based compensation of approximately $9.2 million, depreciation and amortization of approximately $4.2 million, partially offset by an increase in working capital of approximately $5.2 million.

During the six months ended June 30, 2021, operating activities used approximately $36.8 million. The primary factors affecting operating cash flows during this period were net loss of approximately $93.2 million, impacted by non-cash charges of approximately $56.4 million consisting of depreciation and amortization of approximately $1.3 million, stock-based compensation of approximately $51.7 million and a decrease in working capital of approximately $3.4 million.

Investing Activities

During the six months ended June 30, 2022, cash provided by investing activities was approximately $77.4 million, which was primarily from withdrawal of bank deposits of approximately $135.0 million, partially offset by investment in bank deposits of approximately $50.0 million, purchase of property, plant, and equipment of approximately $5.0 million and increase in restricted deposits of approximately $2.6 million.

During the six months ended June 30, 2021, cash provided by investing activities was approximately $197.1 million, which was primarily from investment in bank deposits of approximately $195.0 million and purchase of property, plant, and equipment of approximately $2.1 million.

Financing Activities

During the six months ended June 30, 2022, cash provided by financing activities was approximately $0.3 million, which was related to exercise of options.

During the six months ended June 30, 2021, cash provided by financing activities was approximately $340.4 million, which consisted primarily of issuance of ordinary shares and cash received from reverse capitalization (net of issuance cost).

Funding Requirements

We expect our expenses to gradually increase in connection with our ongoing activities. To the extent and at such time as necessary for our business progress, particularly as we continue research and development activities, commercialization expenses related to product sales, marketing, manufacturing and distribution, such expenses may increase.  In the event of significant business progress, we may need to obtain additional funding in connection with our continuing operations. If we are unable to raise capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of June 30, 2022, we had cash and cash equivalents, short term bank deposits and marketable securities of approximately $245.2 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

We also expect our losses to be significantly higher in future periods as we:

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;
•	expand our design, development, installation and servicing capabilities;
•	increase our investment in research and development;
•	produce an inventory of our LiDAR solutions; and
•	increase our selling and marketing activities and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

The Company’s remaining performance obligations are comprised of product and engineering services not yet satisfied. As of June 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $10.2 million, which we expect to recognize as revenue in future years.

 Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.